SEWARD & KISSEL LLP
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NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL

TELEPHONE: (212) 574-1200
FACSIMILE: (212) 480-8421
WWW.SEWKIS.COM

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WASHINGTON, D.C. 20005
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FACSIMILE: (202) 737-5184


06016704

FILE NO. 82-35000

September 6, 2006

SUPPL

U.S. Securities & Exchange Commission
The Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re: Wilh. Wilhelmsen 12g3-2 Submission

Dear Sir/Madam:

We are furnishing this letter and the enclosed documents on behalf of our client, Wilh. Wilhelmsen ASA (the "Company"), in accordance with the requirements of Rule 12g3-2(b) adopted under the Securities Exchange Act of 1934, as amended. Pursuant to our original 12g3-2(b) submission which was cleared by the SEC on August 4, 2006, we have agreed to furnish, on an ongoing basis, whatever information is made public, filed or distributed as described in Rule 12g3-2(b)(1)(i)(A), (B) or (C) promptly after such information is made or is required to be made public, filed or distributed. Accordingly, we enclose with this letter a copy of announcements which were filed with the Oslo Stock Exchange on July 11, 2006 and August 1, 2006 in respect of the Company's first half results. Also, we enclose copies of reports made available to security holders relating to financial results for the first half of 2006.

If the staff of the SEC has any questions or comments concerning the foregoing, please don't hesitate to call the undersigned at (212) 574-1429.

Very Truly Yours,

Michael Kessler

cc: Bjoern Berggrav

dlw 9/11

SK 02877 0005 700406

HIGH EARNINGS FOR WILH.

01.08.06 08:00 Marked=OB **WWI WILHELMSEN** delårsresultat 84K 229K 294K

(Lysaker, 1 August 2006). The Wilh. Wilhelmsen ASA (WW) maritime group delivered another strong result in the second quarter and the first half, after adjusting for a USD 25 million write-down of its part-owned French logistics company. This result confirms that operations in WW are going well and that income is record-high.

SEC FILE NO. 82-35000

WW has written down the value relating to assets in Global Automotive Logistics SAS (GAL), parent company of Compagnie d`Affrètement et de Transport SA (CAT), by USD 25 million to zero because of continued weak results and an unclear financial position.

Wallenius Wilhelmsen Logistics (WWL - 50% owned by WW) owns 40% of CAT/GAL. WW has long warned that the position in the French logistics company is not good enough, and wrote down GAL by USD 14 million as early as the third quarter of 2005.


RECEIVED
2006 SEP 11 P 12:50
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Operations are otherwise going very well for WW. Net operating profit for the group in the second quarter was USD 58 million. A decline of USD 14 million from the same period of last year reflects the CAT/GAL write-down. Adjusted for the CAT/GAL write-down, net operating profit for the second quarter came to USD 83 million. This represents an improvement of USD 11 million from the same period of 2005.

Total operating income for the second quarter reached a record USD 664 million as against USD 516 million for the same period of 2005.

Profit was USD 51 million before taxes compared with USD 64 million in the same period of last year, and USD 36 million after taxes as against USD 60 million.

Net operating profit for the first half of 2006 came to USD 132 million, compared with USD 126 million for the same period of last year. Adjusted for the CAT write-down, net operating profit for the period came to USD 157 million. This represents an improvement of USD 31 million.

Mgm report (USD mill)	Q2 2006	Q2 2005
Operating income	664	516
Net operating profit	58	72
Profit before taxes	51	64

Mgm. rapport (USD mill.)	YTD 2006	YTD 2005
Operating income	1 285	996
Net operating profit	132	126
Profit before taxes	127	138

Total operating income was USD 1.3 billion, up from USD 1 billion, while profit was USD 127

million before taxes compared with USD 138 million and USD 112 million after taxes as against USD 128 million.

Shipping once again made the biggest contribution to the group`s results. `We`re making effective use of cargo capacity on the vessels in a very good market,` comments Ingar Skaug, group CEO for WW. `That is giving us record results and contributing to our progress.`

The WW is maintaining the forecast made after the first quarter, and expects a profit after ordinary financial items for 2006 which represents an improvement on the year before.

The results given above are taken from the management report, which reflects the WW group`s underlying operations better than the official accounts. The same accounting principles are applied in both management report and official accounts, but the former utilises a different method for consolidating the group`s most important joint ventures. The presentation in the management report reflects proportionately the WW group`s partnership-based ownership structure. It provides more detailed information on total financial results achieved by the group through its various joint ventures.

Wilh. Wilhelmsen ASA: The Wilh. Wilhelmsen group is a leading international provider of maritime services. With 393 offices in 70 countries, it employs some 12 800 people and has roughly 21 000 employees all told when partly-owned companies are included. See www.wilhelmsen.com.

For further information, contact
Ingar Skaug, group president and CEO, WW, tel: +47 67 58 41 08
Cecilie Stray, vice president corporate communications, WW, tel: +47 67 58 41 60 (office), +47 97 70 08 02 (mobile)

WWI - PRESENTATION OF THE RESULTS FOR FIRST HALF 2006

Wilh. Wilhelmsen ASA will present the results
for the first half 2006 for analysts,
investors and media on Tuesday 1 August 2006 at
08:00 in the company`s office at Strandveien 20,
1366 Lysaker, Norway.

Please notify Wilh. Wilhelmsen corporate
communications of your intention to participate
via e-mail to ww@wilhelmsen.com.

The presentation will be webcasted and the
material will be made available on WW Internet
(www.wilhelmsen.com).

Wilh. Wilhelmsen ASA vil presentere resultatet
for 1. halvår 2006 for analytikere, investorer
og presse tirsdag 1. august 2006 kl. 08:00 på
selskapets kontor i Strandveien 20, Lysaker.

Vennligst gi beskjed om deltakelse til Wilh.
Wilhelmsens kommunikasjonsavdeling per e-post
til ww@wilhelmsen.com.

Presentasjonen vil bli webcasted og materialet
vil også bli lagt ut på WW Internet
(www.wilhelmsen.com).

11.07.2006 13:48 Go to complete message from OSE

Service provided by StockPoint Nordic

Report

Wilh. Wilhelmsen

Corporate communication department
Press contact:

Cecilie Stray	Telephone:	+47 67 58 41 60
Head of corporate communications	Mobile:	+47 977 00 802
	E-mail:	cecilie.stray@wilhelmsen.com
Strandveien 20	Internet:	www.wilhelmsen.com

NO-1324 Lysaker
Norway

Report for the first half of 2006

The Wilh. Wilhelmsen ASA (WW) maritime group achieved a strong result for the second quarter of 2006 and the first half-year after adjusting for special items. Writing down the underlying assets of Global Automotive Logistics SAS (GAL), owning the French logistics specialist Compagnie d'Affrètement et de Transport SA (CAT), by USD 25 million to zero had a negative effect on the consolidated result. Underlying operations in the group are going well.

Net operating profit for the group came to USD 58 million in the second quarter, a decline of USD 14 million from the same period of last year which reflects the CAT write-down mentioned above. (Figures for the same period of last year are hereafter shown in brackets.) Adjusted for the CAT write-down, net operating profit for the second quarter came to USD 83 million. This represents an improvement of USD 11 million from the same period of 2005.

Mgm report (USD mill)	Q2 2006	Q2 2005
Operating income	664	516
Net operating profit	58	72
Profit before taxes	51	64

Total operating income reached a record USD 664 million (USD 516 million) for the quarter. Profit before taxes was USD 51 million (USD 64 million), while net profit amounted to USD 36 million (USD 60 million).

The group achieved a net operating profit of USD 132 million (USD 126 million) for the first half. Adjusted for the CAT write-down, net operating profit for the period came to USD 157 million. This represents an improvement of USD 31 million.

Total operating income was USD 1.3 billion (USD 1 billion), pre-tax profit was USD 127 million (USD 138 million) and net profit amounted to USD 112 million (USD 128 million).

Mgm report (USD mill)	YTD 2006	YTD 2005
Operating income	1 285	996
Net operating profit	132	126
Profit before taxes	127	138

Shipping once again made the biggest contribution to the group's results. Good tonnage utilisation combined with a strong market for transport of cars, high and heavy (H&H) and non-containerised cargo (NCC) explain the progress made.

Profits were pulled down by CAT/GAL. Weak results and an unclear financial position, as previously reported, mean that the board of WW has resolved to write down the value of the underlying assets in GAL by USD 25 million to zero. Even though underlying operations in the WW group are good, this special item has a significant effect on its overall profits.

The results given above are taken from the management report, which reflects the WW group's underlying operations better than the official accounts. The same accounting principles are applied in both management

report and official accounts, but the former utilises a different method for consolidating the group's most important joint ventures. The presentation in the management report reflects proportionately the WW group's partnership-based ownership structure. It provides more detailed information on total financial results achieved by the group through its various joint ventures.

This interim report has been prepared in accordance with International Accounting Standard (IAS) 34, and with the accounting principles specified in the annual report for 2005.

Shipping

Net operating profit for the shipping segment came to USD 128.5 million (USD 114.8 million) in the first half. Total operating income was USD 728.7 million (USD 648.8 million), while profit before taxes amounted to USD 100.6 million (USD 123.3 million).

WW has never delivered such a good operating result from its shipping segment for the same period in earlier years.

The pre-tax profit was reduced by an unrealised loss of USD 20 million (gain of USD 34 million) on bunkers hedging, offset partly by a gain of USD 14 million (USD 1.5 million) on interest rate hedging instruments and a net positive effect for currency items.

As reported in recent quarters, these positive results for WW's overall shipping operations reflect the continued strength of the market and good cargo availability in the most important trades. An efficient cargo composition contributed to the positive figures.

Fleet utilisation in **Wallenius Wilhelmsen Logistics** (WWL – owned 50% by WW) is very high. The good financial result reflects a combination of strong volumes from Asia to the USA and Europe and good utilisation of tonnage in other trades. The volume of H&H and NCC consignments is still good. WWL is well positioned to carry this type of cargo.

Bunkers prices and charter rates remain high. Since WWL is partly dependent on chartering in additional tonnage, this means that income rises are offset to a considerable extent by higher expenses.

Two car carriers were delivered to WWL during the second quarter from Daewoo Shipbuilding & Marine Engineering in Korea and Japan's Mitsubishi Heavy Industries (MHI) respectively. The Daewoo ship is owned by WW's Swedish partner Wallenius Lines, while the vessel built at MHI is controlled by WW.

EUKOR Car Carriers (owned 40% by WW) continued to deliver good results. Exports during the first half by Hyundai and Kia, its most important customers, were on a par with the high volume achieved in the same period of last year.

So far, EUKOR has not noticed any reduction in volumes as a result of the factories being opened in other countries by Hyundai and Kia. In addition to cargoes from Korea to the USA and Europe, the company is securing growing consignments from Europe back to Korea via the Middle East. This permits optimum fleet utilisation, which again has a positive effect on EUKOR's results.

Shipments from Asia to Europe and North America remain the most important trade for the company, but cargoes for the Middle East, Africa and South America are making a growing contribution to the results. As a consequence of high prices and some reduction in its hedging, however, EUKOR has seen a rise in its bunkers costs during 2006.

The car carrier *Morning Concert* was delivered to EUKOR in May from Hyundai Heavy Industries in Korea. Owned by WW, this vessel can load 6 500 cars.

American Roll-on Roll-off Carrier (ARC – owned 50% by WW) could also report very good results for the first half. The company had good cargo availability and earnings on its two most important trades, to Europe and the Middle East.

ARC operates eight ships, of which five sail between the USA and Europe and the other three between the USA and the Middle East.

WW, including the group's partners, has an extensive **newbuilding programme**, with 42 new vessels scheduled for delivery from 1 July 2006 until 2009.

This programme has been expanded since the previous quarter through the contract placed by WW in May for the construction of another two car carriers at MHI. These vessels will have a capacity of 6 500 cars. The new order increases the series of sister ships being built for WW at MHI to 10. Four have already been delivered, including one in the second quarter.

The collaboration with MHI has been expanded to embrace the development of a new design for tomorrow's ships, which will include capacity for heavier cargoes and more efficient operation.

WW accounts for 11 of the 42 vessels on order, including the two latest newbuildings from MHI. Altogether, WW will be taking delivery of six ships in 2006.

Logistics

After the write-down of the underlying assets in the holding company for Compagnie d'Affrètement et de Transport SA (CAT) by USD 25 million to zero, the logistics segment had a net operating loss of USD 18.5 million for the first half (profit of USD 13.2 million). Total operating income was USD 257.5 million (USD 265.4 million). The loss before taxes came to USD 20.6 million (profit of USD 10.6 million).

CAT (owned 40% by WWL) again delivered a loss, which was somewhat weaker than in the first quarter. Performance was affected by reduced volumes from Renault. Although positive initiatives relating to CAT, including cost reductions, are having effects, the continued weak results and unclarified financial position mean that the board of WW is writing down the value of underlying assets in Global Automotive Logistics SAS (GAL - CAT's holding company) by USD 25 million to zero.

With the exception of CAT, the other logistics activities are making the expected progress. Particularly good results were reported in the terminals and technical service sub-segments.

Logistics services are divided into five categories: maritime transport, terminals, technical service (relating to the transported consignments on land), inland logistics and supply chain management.

The basis for WW's logistics strategy is that services will primarily support the main activity, maritime transport. However, other logistics services must also yield satisfactory profitability when viewed in isolation.

In addition to shipping, the focus in this segment will be on terminals, technical service and supply chain management. Services relating to inland logistics will be hired in as required.

WWL offers a door-to-door solution. This represents a broader range of services than is offered by competitors, and gives customers the opportunity to solve their logistics requirements in a more cost-effective manner.

Korean logistics company **Glovis** (owned 20% by WW) delivered good results and its daily operations were not affected by the investigation into allegations of financial irregularities in the Hyundai Motor Company (HMC) group. A final clarification of this case by the courts is expected during the year. Chung Mong-koo, chair of the HMC group, has been released on bail, but Glovis president Lee Ju-eun is still remanded in custody.

The WWL company **Vehicle Services Americas** (owned 50% by WWL) experienced some reduction in volumes as a result of lower sales for Nissan in North America. However, this had only a marginal effect on results for the company

The two US logistics companies **American Auto Logistics** and **American Logistics Network** (owned 50% by WW) continued to deliver good and stable results.

Maritime services

The maritime services segment made a net operating profit of USD 20.7 million for the first half (USD 4.4 million). Total operating income was USD 289 million (USD 75.8 million). Profit before taxes came to USD 19 million (USD 5.1 million).

Wilhelmsen Maritime Services (WMS) took substantial shares of a good market, and sales exceeded expectations. Margins are under pressure, and this is not being fully offset in profit terms by efficiency gains. Underlying operations in WMS are good, and the return is expected to rise as integration gains take effect.

WMS launched the **Barwil Unitor Ships Service** business area in the second quarter. This represents the merged activities in Barwil and Unitor relating to sales, service and distribution to the merchant fleet in service.

The market for this business area continued to show a high level of activity and very good sales. Merging businesses in a buoyant market is demanding. As the largest business area in WMS, Barwil Unitor Ships Service offers substantial synergy gains which are being secured on a continuous basis. Operating revenues were good, but results are still not entirely satisfactory.

The **Ship Management** business area, which has about 300 vessels under management, continued to make good progress and increased the number of its management contracts. The result for the second quarter was satisfactory, but lower than in the same period of 2005. This primarily reflected pressure on margins.

Focused on the shipbuilding industry, the **Ships Equipment** business area comprises TI Marine Contracting and Unitor Marine Safety. It continued to make good progress and increased its operating income again in the second quarter compared with the same period of 2005. The order intake was very satisfactory, and results exceeded the same period of last year.

Other activities

Wilhelmsen Offshore & Chartering embraces **Sea Launch** and **Express Offshore Transport** (EOT).

WW transports rockets and fuel for Sea Launch from Ukraine to Long Beach in California. The group also has a management contract for the *Sea Launch Commander* command ship and the *Odyssey* platform used to launch satellites in the Pacific.

EOT (owned 50% by WW) was established in 2005 and became operational in February 2006. The company offers transport of crew and supplies to oil installations in Asia and the Arabian Gulf.

The **Dockwise** heavy transport company (owned 24% by WW) continued to do extremely well as a result of the strong offshore market. It contributed a profit before taxes of USD 6.7 million (USD 4.5 million) in the first half.

WW and Dutch offshore company Heerema Group want to assess strategic alternatives for Dockwise. Deutsche Bank Securities Inc has been commissioned to support an assessment of future options. This process could lead to a possible sale of Dockwise. After the small shareholders have been bought out, WW and Heerema own all the shares in the company between them. This meant that WW increased its shareholding from 21% to 24% in June.

Financial items

Net financial expenses for the second quarter totalled USD 7 million (USD 8 million), of which financial instruments contributed an income of NOK 38 million (expenses of USD 9 million). Realised and unrealised gains on currency hedging totalled USD 35 million (loss of USD 9 million). This was offset by a loss on currency items of USD 33 million (gain of USD 8 million). Realised and unrealised gains from interest rate hedging instruments totalled USD 16 million (loss of USD 6 million), while the unrealised loss relating to

bunkers hedging contracts was USD 13 million (gain of USD 6 million). The realised gain of USD 13 million (USD 10 million) on bunkers hedging contracts reduced operating costs.

Net financial expenses for the first half totalled USD 6 million (income of USD 12 million), of which financial instruments contributed an income of NOK 65 million (USD 16 million). Realised and unrealised gains on currency hedging totalled USD 59 million (loss of USD 19 million). This is offset by a loss on currency items of USD 50 million (gain of USD 12 million). Realised and unrealised gains from interest rate hedging instruments totalled USD 26 million (USD 1 million), while the unrealised loss relating to bunkers hedging contracts was USD 20 million (gain of USD 34 million). The realised gain of USD 25 million (USD 14 million) on bunkers hedging contracts reduced operating costs.

WW continued to report good results from shares, interest rates and currency trading in the second quarter and first half, and this made a positive contribution to financial items. Higher US interest rates and increased debt added to financial expenses compared with the corresponding periods of last year, but the effect was dampened because part of the debt is covered by interest rate hedges at favourable levels.

Dividend

WW's intention is to pay dividend twice a year. In line with group dividend policy, the annual general meeting on 4 May resolved on a payment of NOK 5 per share. This dividend was paid on 18 May.

Prospects

The WW board is maintaining the forecast it made after the first quarter, and expects a profit after ordinary financial items for 2006 which represents an improvement on the year before.

The value of bunkers hedging totalled USD 50 million at 31 December 2005. That had declined to USD 41 million at 30 June 2006. Since this figure will be reduced to zero by 31 December, results for the second half will experience a correspondingly negative effect.

Lysaker, 31 July 2006

The board of directors of Wilh. Wilhelmsen ASA

The Wilh. Wilhelmsen ASA group is a leading international provider of maritime services. With 393 offices in 70 countries, it employs some 12 800 people and has roughly 21 000 employees all told when partly-owned companies are included. For more information, see www.wilhelmsen.com.

FINANCIAL STATEMENTS
WILH. WILHELMSEN GROUP
2nd Quarter 2006



Management reporting

> Management Profit & loss report

> Management Profit & loss report per business area

> Notes

Official financial statements

> Profit & loss statement

> Balance sheet

> Cash flow statement & Statement of changes in equity

> Profit & loss statement per business area

> Notes

Pro forma figures including UNITOR for prior period comparison

> Profit & loss statement - Pro forma

> Balance sheet - Pro forma

> Profit & loss statement per business area - Pro forma

Management report
FINANCIAL STATEMENTS
WILH. WILHELMSEN GROUP
2nd Quarter 2006

Management reporting

In Wilh. Wilhelmsen group's official financial interim reports the equity method is applied for consolidation of joint ventures. This method provides a fair presentation of the group's financial position. During the day to day operations, management are using the proportionate method for their financial decision making. The report based on the proportionate method for all material jointly controlled interests in the Shipping and Logistics segments, is presented in the Management Profit & loss statements.

Comments to the profit & loss statements

Net operating profit: In the Management profit & loss report the cash settled portion of bunker hedge swaps is included in primary operating profit by reduction of voyage related expenses.

Financial instruments: Comprised of changes in market valuations (i.e. unrealised gains and losses) of bunker hedges, as well as valuations and cash settlements of interest and currency swaps.

Wilh. Wilhelmsen group

Management Profit & loss report [1]

(Unaudited figures)

USD mill

01.04-30.06 2006	01.04-30.06 2005		01.01-30.06 2006	01.01-30.06 2005	2005
		Operating income			
382	330	Freight revenue	732	653	1 327
275	178	Other operating revenue	533	331	839
7	8	Share of profits from associates and joint ventures	12	11	31
0	0	Gain on sale of assets	8	0	10
664	**516**	**Total operating income**	**1 285**	**996**	**2 207**
		Operating expenses			
(187)	(153)	Voyage expenses	(353)	(300)	(617)
(20)	(14)	Vessel expenses	(40)	(26)	(56)
(36)	(39)	Charter expenses	(73)	(75)	(157)
(66)	-	Material cost	(123)	-	(104)
(89)	(60)	Wages and remunerations	(174)	(122)	(305)
(146)	(143)	Other expenses	(292)	(276)	(571)
(37)	(36)	Depreciation and amortisation	(73)	(72)	(151)
(25)	(0)	Impairment	(25)	(0)	(14)
(606)	**(443)**	**Total operating expenses**	**(1 153)**	**(870)**	**(1 974)**
58	**72**	**Net operating profit**	**132**	**126**	**232**
(7)	**(8)**	**Net financials**	**(6)**	**12**	**(23)**
51	**64**	**Profit / (loss) before tax**	**127**	**138**	**209**
(15)	(5)	Tax	(15)	(9)	(18)
36	**59**	**Profit / (loss) for the period**	**112**	**128**	**191**
1	0	Of which minorities	2	1	3
0,74	1,23	Earnings per share (USD)	2,30	2,65	3,91
0,74	1,23	Diluted earnings per share (USD)	2,30	2,65	3,91

[1] Proportionate method used for Joint Ventures in Shipping and Logistics segments

Wilh. Wilhelmsen group

Management Profit & loss report per business area*

(Unaudited)

USD mill	TOTAL			SHIPPING (1)			LOGISTICS			MARITIME SERVICES (2)			HOLDING (3)		
	Q2 2006	Q2 2005	2005	Q2 2006	Q2 2005	2005	Q2 2006	Q2 2005	2005	Q2 2006	Q2 2005	2005	Q2 2006	Q2 2005	2005
Profit & Loss															
Total operating income	663,7	515,9	2 206,7	384,4	329,4	1 329,8	133,9	143,1	531,0	147,6	40,3	339,2	(2,2)	3,1	6,7
Primary operating profit**	**120,2**	**108,1**	**396,8**	**97,4**	**89,6**	**357,5**	**7,5**	**12,7**	**43,4**	**15,8**	**4,5**	**1,7**	(0,6)	1,3	(5,8)
Depreciation, amortisation & impairment	(62,1)	(35,6)	(164,6)	(28,8)	(29,5)	(120,0)	(28,6)	(3,4)	(28,9)	(3,8)	(1,5)	(11,3)	(0,9)	(1,3)	(4,4)
Net operating profit	**58,1**	**72,5**	**232,2**	**68,6**	**60,1**	**237,5**	**(21,0)**	**9,4**	**14,5**	**12,0**	**3,0**	(9,6)	(1,5)	(0,0)	(10,3)
Net financials	(6,7)	(8,1)	(23,1)	(15,3)	(14,0)	(19,6)	(1,1)	(1,0)	(4,7)	(3,0)	0,4	(0,2)	12,6	6,5	1,5
Profit / (loss) before tax	**51,4**	**64,4**	**209,1**	**53,3**	**46,1**	**217,9**	**(22,1)**	**8,3**	**9,8**	**9,1**	**3,5**	(9,8)	11,1	6,5	(8,8)
Tax	(15,1)	(5,1)	(18,3)	4,2	(0,4)	(12,9)	(1,2)	(2,7)	(6,8)	(3,0)	(0,9)	4,2	(15,1)	(1,1)	(2,7)
Profit / (loss) for the period	**36,3**	**59,2**	**190,8**	**57,6**	**45,7**	**205,0**	**(23,3)**	**5,6**	**3,0**	**6,1**	**2,5**	(5,7)	(4,0)	5,4	(11,5)
Of which minority interests	0,7	0,4	2,9							0,7	0,4	2,9			

USD mill	TOTAL			SHIPPING (1)			LOGISTICS			MARITIME SERVICES (2)			HOLDING (3)		
	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005
Profit & Loss															
Total operating income	1 285,5	996,0	2 206,7	728,7	648,8	1 329,8	257,5	265,4	531,0	289,0	75,8	339,2	10,4	6,1	6,7
Primary operating profit**	**230,3**	**198,0**	**396,8**	**185,2**	**174,3**	**357,5**	**13,2**	**20,0**	**43,4**	**28,3**	**7,8**	**1,7**	3,6	(4,2)	(5,8)
Depreciation, amortisation & impairment	(97,9)	(72,3)	(164,6)	(56,7)	(59,5)	(120,0)	(31,7)	(6,8)	(28,9)	(7,6)	(3,4)	(11,3)	(1,9)	(2,6)	(4,4)
Net operating profit	**132,5**	**125,7**	**232,2**	**128,5**	**114,8**	**237,5**	**(18,5)**	**13,2**	**14,5**	**20,7**	**4,4**	(9,6)	1,7	(6,7)	(10,3)
Net financials	(5,6)	11,8	(23,1)	(27,8)	8,5	(19,6)	(2,1)	(2,7)	(4,7)	(1,7)	0,6	(0,2)	26,1	5,3	1,5
Profit / (loss) before tax	**126,9**	**137,5**	**209,1**	**100,6**	**123,3**	**217,9**	**(20,6)**	**10,6**	**9,8**	**19,0**	**5,1**	(9,8)	27,9	(1,5)	(8,8)
Tax	(14,6)	(9,2)	(18,3)	9,4	(2,0)	(12,9)	(1,9)	(4,4)	(6,8)	(5,7)	(1,6)	4,2	(16,4)	(1,3)	(2,7)
Profit / (loss) for the period	**112,4**	**128,3**	**190,8**	**110,1**	**121,3**	**205,0**	**(22,5)**	**6,2**	**3,0**	**13,3**	**3,5**	(5,7)	11,5	(2,7)	(11,5)
Of which minority interests	1,5	0,9	2,9							1,5	0,9	2,9			

1) Sales gains related to vessels of MUSD 8.2 in 3rd quarter 2005 from the sale of Resolve (prior Tanabata) from Wilhelmsen Lines AS (100%) and Honor (prior Takasago) from Wilhelmsen Lines Shipowning AS (100%) to Fidelio Ltd. Partnership (50% ownership).
2) Sales gain from sale of office building of MUSD 1.2 in Q1 2006. Sales gain from sale of crew vessel of MUSD 0.7 in Q4 2005.
3) Sales gains related to establishment of Joint Venture (Express Offshore Transport) with Switzer Wijsmuller in Singapore of MUSD 7.0 in Q1 2006.

*** Proportionate method used for Joint Ventures in Shipping and Logistics segments**
**** Cash setteled portion of bunker hedge swaps is included in primary operating profit**

Wilh. Wilhelmsen group

Notes - Management report

(Unaudited figures)

Net financials

USD mill

01.04-30.06 2006	01.04-30.06 2005		01.01-30.06 2006	01.01-30.06 2005	2005
		Financials			
4,4	6,0	Investment management	11,9	9,2	22,3
4,7	2,5	Interest income	8,9	4,6	13,0
(19,6)	(16,1)	Interest expenses	(40,6)	(30,6)	(69,8)
(1,2)	0,1	Other financial items	(1,0)	0,2	(0,9)
(33,3)	8,1	Net currency gain/(loss)	(50,1)	12,4	27,8
		Financial instruments			
(12,8)	6,4	Valuation of bunker hedges	(20,3)	34,1	26,4
15,7	(5,8)	Interest rate instruments	26,0	1,2	11,0
6,8	(2,6)	Currency instruments	11,2	(4,1)	(10,9)
28,6	(6,7)	Cross currency instruments	48,4	(15,2)	(42,0)
(8,7)	**(8,1)**	**Net financials**	**(5,6)**	**11,8**	**(23,1)**

FINANCIAL INSTRUMENTS

(Comprised of both valuation and cash settlements of FX, Interest and Cross Currency hedges, as weel as valuation portion of Bunker hedges*)

Management reporting

MUSD	Q1 2006	Q2 2006	Q3 2006	Q4 2006	YTD
CASH SETTLED	12,3	7,1			19,5
VALUATION	14,7	31,2			45,9
TOTAL	27,1	38,3	0,0	0,0	65,4

Management reporting

MUSD	Q1 2005	Q2 2005	Q3 2005	Q4 2005	YTD
CASH SETTLED	3,8	2,1	0,5	(1,9)	4,5
VALUATION	21,0	(10,9)	13,3	(43,3)	(19,9)
TOTAL	24,8	(8,8)	13,8	(45,2)	(15,5)

*** Cash settled portion Bunker hedge (Included in Operating expenses)**

Management reporting

MUSD	Q1 2006	Q2 2006	Q3 2006	Q4 2006	YTD
CASH SETTLED BUNKER HEDGES	12,3	12,5			24,7

*** Cash settled portion Bunker hedge (Included in Operating expenses)**

Management reporting

MUSD	Q1 2005	Q2 2005	Q3 2005	Q4 2005	YTD
CASH SETTLED BUNKER HEDGES	4,8	9,5	12,3	13,1	39,6

OFFICIAL
FINANCIAL STATEMENTS
WILH. WILHELMSEN GROUP
2nd Quarter 2006

Comments to the profit & loss statements
Net operating profit: In the official financial statements the cash settled portion of bunker hedge swaps[1] is classified as financial instruments.

Financial instruments: Coomprised of changes in market valuations (i.e. unrealised gains and loss(es)) of bunker hedges, as well as valuations and cash settlements of interest and currency swaps.

[1] Bunker hedges are currently present in JVs only, and as such consolidated accordingly. Applying the Equity method, they are included in Share of profit from associates and joint ventures.

Wilh. Wilhelmsen group

Profit & loss statement

(Unaudited figures)

USD mill

01.04-30.06 2006	01.04-30.06 2005		01.01-30.06 2006	01.01-30.06 2005	2005
		Operating income			
64	66	Freight revenue	119	120	239
148	41	Other operating revenue	286	78	338
(1)	27	Share of profits from associates and joint ventures	36	77	104
0	0	Gain on sale of assets	1	0	10
211	**133**	**Total operating income**	**443**	**275**	**690**
		Operating expenses			
-	(2)	Voyage expenses	(0)	(2)	(3)
(8)	(11)	Vessel expenses	(17)	(18)	(35)
(1)	(0)	Charter expenses	(1)	(2)	(5)
(66)	-	Material cost	(123)	-	(104)
(58)	(33)	Wages and remunerations	(113)	(67)	(188)
(26)	(13)	Other expenses	(54)	(30)	(95)
(13)	(13)	Depreciation and amortisation	(25)	(26)	(56)
(0)	(0)	Impairment charges	(0)	(0)	(0)
(171)	**(72)**	**Total operating expenses**	**(333)**	**(145)**	**(485)**
40	**61**	**Net operating profit**	**110**	**130**	**206**
11	**1**	**Net financials**	**25**	**2**	**(5)**
51	**62**	**Profit / (loss) before tax**	**135**	**132**	**201**
(15)	(3)	Tax	(23)	(4)	(10)
36	**59**	**Profit / (loss) for the period**	**112**	**128**	**191**
1	0	Of which minorities	2	1	3
0,74	1,23	Earnings per share (USD)	2,30	2,65	3,91
0,74	1,23	Diluted earnings per share (USD)	2,30	2,65	3,91

Wilh. Wilhelmsen group

Balance sheet

(Unaudited)

USD mill

	30.06.2006	30.06.2005	31.12.2005
Fixed assets			
Deferred tax asset	45	23	56
Goodwill and intangible assets	162	27	155
Vessels, property, fixtures	991	719	842
Pension assets	4	4	5
Investments in associates	562	484	512
Other long-term assets	64	69	73
Total fixed assets	**1 827**	**1 327**	**1 644**
Current assets			
Other current assets	239	103	197
Inventory	78	-	73
Short-term financial investments	145	134	164
Cash and bank deposits	175	265	185
Total current assets	**637**	**503**	**619**
Total assets	**2 464**	**1 830**	**2 263**
Equity			
Paid-in capital *)	127	125	125
Retained earnings	816	690	702
Minority interests	5	5	6
Total equity	**948**	**820**	**834**
Provisions for liabilities			
Pension liabilities	71	65	71
Deferred tax	40	19	43
Total provision for liabilities	**110**	**84**	**113**
Long-term liabilities			
Long-term interest-bearing debt	971	606	758
Other long-term liabilities	49	16	50
Total long-term liabilities	**1 020**	**622**	**808**
Current liabilities			
Tax payable	4	1	3
Public duties payable	18	10	14
Other current liabilities	364	293	491
Total current liabilities	**386**	**304**	**508**
Total equity and liabilities	**2 464**	**1 830**	**2 263**

*) At 30.06.2006 the group owns 1 789 176 own shares at a nominal value of approx. USD 5.7 million.

Wilh. Wilhelmsen group
Cash flow statement
(Unaudited)

USD mill

	01.01-30.06 2006	01.01-30.06 2005
Cash flow from operating activities	94	136
Cash flow from investing activities	(181)	(52)
Cash flow from financing activities	77	39
Net change in cash and cash equivalents	**(10)**	**123**
Cash and cash equivalents at 01.01	185	131
Cash and cash equivalents at 31.03	**175**	**254**

Wilh. Wilhelmsen group
Statement of changes in equity
(Unaudited)

USD mill

	01.01-30.06 2006	01.01-30.06 2005
Equity at 01.01	**834**	**736**
Net profit/(loss) for the period	111	128
Dividend payment	(37)	(30)
Withholding tax	(1)	
Implementation IAS 39 - Financial instruments		1
Financial instruments, hedge accounting	8	1
Purchase of own shares	(8)	
Options	2	2
Currency translation adjustments/other	39	(17)
Equity at 30.06	**948**	**821**

Wilh. Wilhelmsen group

Profit & loss statement per business area

(Unaudited)

USD mill	TOTAL			SHIPPING (1)			LOGISTICS			MARITIME SERVICES (2)			HOLDING (3)		
	Q2 2006	Q2 2005	2005	Q2 2006	Q2 2005	2005	Q2 2006	Q2 2005	2005	Q2 2006	Q2 2005	2005	Q2 2006	Q2 2005	2005
Profit & Loss															
Total operating income	210,9	133,3	690,4	78,1	78,8	322,1	(23,3)	5,6	3,0	147,6	40,3	339,2	8,5	8,6	26,1
Primary operating profit	**52,6**	**74,1**	**261,2**	**61,0**	**62,6**	**262,1**	**(23,3)**	**5,6**	**3,0**	**15,8**	**4,5**	**1,7**	**(0,9)**	**1,3**	**(5,6)**
Depreciation, amortisation & impairment	(12,6)	(12,6)	(55,6)	(8,2)	(9,8)	(39,7)	-	-	-	(3,8)	(1,5)	(11,3)	(0,6)	(1,3)	(4,6)
Net operating profit	**40,0**	**61,4**	**205,6**	**52,8**	**52,8**	**222,4**	**(23,3)**	**5,6**	**3,0**	**12,0**	**3,0**	**(9,6)**	**(1,5)**	**(0,0)**	**(10,3)**
Net financials	11,3	0,9	(4,8)	1,7	(6,1)	(6,1)	-	-	-	(3,0)	0,4	(0,2)	12,6	6,5	1,5
Profit / (loss) before tax	**51,3**	**62,3**	**200,8**	**54,5**	**46,7**	**216,4**	**(23,3)**	**5,6**	**3,0**	**9,1**	**3,5**	**(9,8)**	**11,1**	**6,5**	**(8,8)**
Tax	(15,0)	(3,1)	(9,9)	3,0	(1,0)	(11,3)	-	-	-	(3,0)	(0,9)	4,2	(15,1)	(1,1)	(2,7)
Profit / (loss) for the period	**36,3**	**59,2**	**190,8**	**57,6**	**45,7**	**205,0**	**(23,3)**	**5,6**	**3,0**	**6,1**	**2,5**	**(5,7)**	**(4,0)**	**5,4**	**(11,5)**
Of which minority interests	0,7	0,4	2,9							0,7	0,4	2,9			

USD mill	TOTAL			SHIPPING (1)			LOGISTICS			MARITIME SERVICES (2)			HOLDING (3)		
	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005
Profit & Loss															
Total operating income	443,2	275,3	690,4	158,0	177,0	322,1	(22,5)	6,2	3,0	289,0	75,8	339,2	18,8	16,3	26,1
Primary operating profit	**135,1**	**155,9**	**261,2**	**126,3**	**146,0**	**262,1**	**(22,5)**	**6,2**	**3,0**	**28,3**	**7,8**	**1,7**	**3,0**	**(4,2)**	**(5,6)**
Depreciation, amortisation & impairment	(24,9)	(25,9)	(55,6)	(15,9)	(19,9)	(39,7)	-	-	-	(7,6)	(3,4)	(11,3)	(1,4)	(2,6)	(4,6)
Net operating profit	**110,2**	**130,1**	**205,6**	**110,4**	**126,1**	**222,4**	**(22,5)**	**6,2**	**3,0**	**20,7**	**4,4**	**(9,6)**	**1,6**	**(6,7)**	**(10,3)**
Net financials	25,2	2,0	(4,8)	0,8	(3,9)	(6,1)	-	-	-	(1,7)	0,6	(0,2)	26,1	5,3	1,5
Profit / (loss) before tax	**135,4**	**132,1**	**200,8**	**111,1**	**122,3**	**216,4**	**(22,5)**	**6,2**	**3,0**	**19,0**	**5,1**	**(9,8)**	**27,8**	**(1,5)**	**(8,8)**
Tax	(23,0)	(3,8)	(9,9)	(1,0)	(1,0)	(11,3)	-	-	-	(5,7)	(1,6)	4,2	(16,3)	(1,3)	(2,7)
Profit / (loss) for the period	**112,4**	**128,3**	**190,8**	**110,1**	**121,3**	**205,0**	**(22,5)**	**6,2**	**3,0**	**13,3**	**3,5**	**(5,7)**	**11,5**	**(2,7)**	**(11,5)**
Of which minority interests	1,5	0,9	2,9							1,5	0,9	2,9			

1) Sales gains related to vessels of MUSD 8.2 in 3rd quarter 2005 from the sale of Resolve (prior Tanabata) from Wilhelmsen Lines AS (100%) and Honor (prior Takasago) from Wilhelmsen Lines Shipowning AS (100%) to Fidelio Ltd. Partnership (50% ownership).

2) **Sales gain from sale of office building of MUSD 1.2 in Q1 2006.** Sales gain from sale of crew vessel of MUSD 0.7 in Q4 2005.

3) **Sales gains related to establishment of Joint Venture (Express Offshore Transport) with Switzer Wijsmuller in Singapore of MUSD 7.0 in Q1 2006.**

Wilh. Wilhelmsen group

Notes

(Unaudited figures)

Net financials

USD mill

01.04-30.06 2006	01.04-30.06 2005		01.01-30.06 2006	01.01-30.06 2005	2005
		Financials			
4,4	6,0	Investment management	11,9	9,2	22,3
4,1	2,6	Interest income	8,1	5,0	12,7
(9,4)	(6,9)	Interest expenses	(20,9)	(13,0)	(33,9)
(1,0)	0,0	Other financial items	(0,4)	0,1	(0,4)
(30,0)	8,9	Net currency gain/(loss)	(39,4)	16,7	35,8
		Financial instruments			
0,0	0,0	Valuation of bunker hedges	0,0	0,0	0,0
13,9	(4,6)	Interest rate instruments	22,4	0,5	5,9
5,0	(0,6)	Currency instruments	7,7	(0,9)	(7,1)
24,4	(4,6)	Cross currency instruments	35,9	(15,6)	(40,1)
11,3	**0,9**	**Net financials**	**25,2**	**2,0**	**(4,8)**

PRO FORMA

FINANCIAL STATEMENTS

WILH. WILHELMSEN GROUP

2nd Quarter 2006

Comparable financial figures and pro forma information regarding the Unitor acquisition.

Unitor ASA is consolidated from the period when the Wilh.Wilhelmsen group achieved a majority position. The Accounting Act (§ 7-4) and IFRS requires the preparation of pro forma comparable financial figures for prior periods.

In preparing the pro forma comparable figures the following assumptions have been applied:

- 100 % of Unitor's profit & loss and balance sheet is consolidated.
- Unitor's profit & loss and balance sheet is converted from NOK to USD using average exchange rate and balance sheet date respectively.
- Allocation of the acquisition amount and corresponding pro forma financing is converted at the exchange rate at the time of acquisition.
- Pro forma financing for the prior period figures is comprised of 58 % interest bearing debt and 42 % drawn on liquid resources.

Wilh. Wilhelmsen group

Profit & loss statement
Pro forma figures - including UNITOR

(Unaudited figures)

USD mill

01.04-30.06 2006	01.04-30.06 2005		01.01-30.06 2006	01.01-30.06 2005	2005
		Operating income			
64	66	Freight revenue	119	120	239
148	144	Other operating revenue	286	276	553
(1)	27	Share of profits from associates and joint ventures	36	77	104
0	0	Gain on sale of assets	1	0	10
211	**237**	**Total operating income**	**443**	**473**	**905**
		Operating expenses			
-	(2)	Voyage expenses	(0)	(2)	(3)
(8)	(11)	Vessel expenses	(17)	(18)	(35)
(1)	(0)	Charter expenses	(1)	(2)	(5)
(66)	(58)	Material cost	(123)	(111)	(225)
(58)	(53)	Wages and remunerations	(113)	(109)	(233)
(26)	(28)	Other expenses	(54)	(59)	(126)
(13)	(15)	Depreciation and amortisation	(25)	(31)	(61)
(0)	(0)	Impairment charges	(0)	(0)	(0)
(171)	**(167)**	**Total operating expenses**	**(333)**	**(331)**	**(687)**
40	**70**	**Net operating profit**	**110**	**143**	**219**
11	**(1)**	**Net financials**	**25**	**(1)**	**(8)**
51	**69**	**Profit / (loss) before tax**	**135**	**141**	**210**
(15)	(5)	Tax	(23)	(7)	(13)
36	**64**	**Profit / (loss) for the period**	**112**	**135**	**197**
1	0	Of which minorities	2	1	3
0,74	1,32	Earnings per share (USD)	2,30	2,79	4,05
0,74	1,32	Diluted earnings per share (USD)	2,30	2,79	4,05

Wilh. Wilhelmsen group

Balance sheet

Pro forma figures including UNITOR

(Unaudited)

USD mill

	30.06.2006	30.06.2005	31.12.2005
Fixed assets			
Deferred tax asset	45	23	56
Goodwill and intangible assets	162	170	155
Vessels, property, fixtures	991	816	842
Pension assets	4	4	5
Investments in associates	562	484	512
Other long-term assets	64	74	73
Total fixed assets	**1 827**	**1 571**	**1 644**
Current assets			
Other current assets	239	186	197
Inventory	78	69	73
Short-term financial investments	145	139	164
Cash and bank deposits	175	191	185
Total current assets	**637**	**584**	**619**
Total assets	**2 464**	**2 156**	**2 263**
Equity			
Paid-in capital	127	125	125
Retained earnings	816	695	702
Minority interests	5	7	6
Total equity	**948**	**827**	**834**
Provisions for liabilities			
Pension liabilities	71	65	71
Deferred tax	40	22	43
Total provision for liabilities	**110**	**87**	**113**
Long-term liabilities			
Long-term interest-bearing debt	971	828	758
Other long-term liabilities	49	20	50
Total long-term liabilities	**1 020**	**848**	**808**
Current liabilities			
Tax payable	4	1	3
Public duties payable	18	10	14
Other current liabilities	364	383	491
Total current liabilities	**386**	**394**	**508**
Total equity and liabilities	**2 464**	**2 156**	**2 263**

Wilh. Wilhelmsen group

Profit & loss statement per business area

Proforma figures including UNITOR

(Unaudited)

USD mill	TOTAL			SHIPPING (1)			LOGISTICS			MARITIME SERVICES (2)			HOLDING (3)		
	Q2 2006	Q2 2005	2005	Q2 2006	Q2 2005	2005	Q2 2006	Q2 2005	2005	Q2 2006	Q2 2005	2005	Q2 2006	Q2 2005	2005
Profit & Loss															
Total operating income	210,9	237,0	905,5	78,1	78,8	322,1	(23,3)	5,6	3,0	147,6	144,0	554,2	8,5	8,6	26,1
Primary operating profit	52,6	85,0	279,5	61,0	62,6	262,1	(23,3)	5,6	3,0	15,8	15,5	20,1	(0,9)	1,3	(5,6)
Depreciation, amortisation & impairment	(12,6)	(15,0)	(60,9)	(8,2)	(9,8)	(39,7)	-	-	-	(3,8)	(3,9)	(16,6)	(0,6)	(1,3)	(4,6)
Net operating profit	40,0	70,0	218,6	52,8	52,8	222,4	(23,3)	5,6	3,0	12,0	11,6	3,4	(1,5)	(0,0)	(10,3)
Net financials	11,3	(1,3)	(8,2)	1,7	(6,1)	(6,1)	-	-	-	(3,0)	(1,8)	(3,6)	12,6	6,5	1,5
Profit / (loss) before tax	51,3	68,7	210,4	54,5	46,7	216,4	(23,3)	5,6	3,0	9,1	9,9	(0,2)	11,1	6,5	(8,8)
Tax	(15,0)	(5,1)	(13,1)	3,0	(1,0)	(11,3)	-	-	-	(3,0)	(3,0)	1,0	(15,1)	(1,1)	(2,7)
Profit / (loss) for the period	36,3	63,6	197,3	57,6	45,7	205,0	(23,3)	5,6	3,0	6,1	6,9	0,9	(4,0)	5,4	(11,5)
Of which minority interests	0,7	0,4	2,9							0,7	0,4	2,9			

USD mill	TOTAL			SHIPPING (1)			LOGISTICS			MARITIME SERVICES (2)			HOLDING (3)		
	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005
Profit & Loss															
Total operating income	443,2	473,5	905,5	158,0	177,0	322,1	(22,5)	6,2	3,0	289,0	273,9	554,2	18,8	16,3	26,1
Primary operating profit	135,1	173,4	279,5	126,3	146,0	262,1	(22,5)	6,2	3,0	28,3	25,3	20,1	3,0	(4,2)	(5,6)
Depreciation, amortisation & impairment	(24,9)	(30,7)	(60,9)	(15,9)	(19,9)	(39,7)	-	-	-	(7,6)	(8,3)	(16,6)	(1,4)	(2,6)	(4,6)
Net operating profit	110,2	142,6	218,6	110,4	126,1	222,4	(22,5)	6,2	3,0	20,7	17,0	3,4	1,6	(6,7)	(10,3)
Net financials	25,2	(1,3)	(8,2)	0,8	(3,9)	(6,1)	-	-	-	(1,7)	(2,7)	(3,6)	26,1	5,3	1,5
Profit / (loss) before tax	135,4	141,4	210,4	111,1	122,3	216,4	(22,5)	6,2	3,0	19,0	14,3	(0,2)	27,8	(1,5)	(8,8)
Tax	(23,0)	(6,8)	(13,1)	(1,0)	(1,0)	(11,3)	-	-	-	(5,7)	(4,5)	1,0	(16,3)	(1,3)	(2,7)
Profit / (loss) for the period	112,4	134,6	197,3	110,1	121,3	205,0	(22,5)	6,2	3,0	13,3	9,8	0,9	11,5	(2,7)	(11,5)
Of which minority interests	1,5	0,9	2,9							1,5	0,9	2,9			

1) Sales gains related to vessels of MUSD 8.2 in 3rd quarter 2005 from the sale of Resolve (prior Tanabata) from Wilhelmsen Lines AS (100%) and Honor (prior Takasago) from Wilhelmsen Lines Shipowning AS (100%) to Fidelio Ltd. Partnership (50% ownership).
2) **Sales gain from sale of office building of MUSD 1.2 in Q1 2006.** Sales gain from sale of crew vessel of MUSD 0.7 in Q4 2005.
3) **Sales gains related to establishment of Joint Venture (Express Offshore Transport) with Switzer Wijsmuller in Singapore of MUSD 7.0 in Q1 2006.**





Wilh. Wilhelmsen

Lysaker, 1 August 2006

Ingar Skaug
Group CEO

Second quarter 2006


W

- WW companies involved in the value chain
- The development and market outlook for the operating companies:
  - Shipping
  - Logistics
  - Maritime services

WW companies involved in the value chain - logistics supporting shipping





Manufactor
In-plant operation
Road Transport
Terminals
Ocean
Road Transport
Compound
PDI
Road Transport
Dealer
CONSUMER
American Logistics Network
American Auto Logistics
Groupe CAT
GLOVIS
EUKOR Car Carriers Inc.
American Roll-On Roll-Off Carrier
ARC





WALLENIUS WILHELMSEN LOGISTICS





American Logistics Network
AMERICAN AUTO LOGISTICS





Groupe CAT



GLOVIS





GLOVIS



Wilhelmsen Maritime Services

Shipping


W


W&W
WALLENIUS WILHELMSEN
LOGISTICS


FUKOR Car Carriers Inc.


AMERICAN ROLL-ON ROLL-OFF CARRIER
ARC

- High fleet utilisation:
  - Synergies between operational companies
- Fleet renewal on schedule:
  - Contracted two MHI in second quarter 2006
- WW and partners` newbuilding programme:
  - Second quarter 2006 – 2009: 42 vessels
  - Replace old tonnage to meet future demands
- Maintain market outlook from first quarter 2006:
  - Market is holding up – no sign of decrease

⇨ Well positioned in a tight market



Logistics




W&W
WALLENIUS WILHELMSEN
LOGISTICS


American Logistics Network


AMERICAN
AUTO
LOGISTICS


cat
Groupe CAT


GLOVIS



- Logistics supporting shipping

- Increased focus on:
  - Terminals
  - Technical services
  - Supply chain management

- The goal is to improve door-to-door solutions worldwide for cars as well as for agricultural, construction and mining equipment

- Strengthen customer bond in a market where production and sales are shifting to emerging markets

Maritime Services


W

- Launched Barwil Unitor Ships Service in second quarter 2006
- Sales are exceeding expectations, but margins are under pressure
- Integration process on track
- Market outlook remains positive for the coming months in all segments


W
Wilhelmsen
Maritime Services

WMS is moving towards the vision:

- becoming the shaper of the maritime service industry



2004

- Wilhelmsen Maritime Services launched
- WW BoD decides to merge all WW Service companies into Wilhelmsen Maritime Services

2005

- New combined organisation structure launched in September
- WW / WMS acquire Unitor ASA in June
- BASS and TeamTec divested in December / January

2006

- Integration programme going full speed while maintaining growth in all business areas!



Maritime services is an immature industry

The customers to the maritime service industry have moved further up the consolidation curve



The consolidation curve (1)

Stage 1	Stage 2	Stage 3	Stage 4
Opening	Scale	Focus	Balance & alliance

Industry Consolidation CR3 (2)

90%
80%
70%
60%
50%
40%
30%
20%
10%

Railway
Telecom
Services
Utilities
Insurance
Airlines
Banks
Chemicals
Drugs
Automotive Supplies
Breweries
Restaurants & fast food
Pulp & paper
Food
Steel
Shipping
Automotive OEM
Rubber & Tire
Toys
Shipbuilding
Truck builders
Aerospace suppliers
Aircraft OEM
Distillers
Oil
Automatic controls
Tobacco
Defence
Shoes
Soft drinks

Maritime Services

Maritime Service Customers



Source: (1) Harvard Business Review, 2002
(2) CR3 = The combined market share of the three largest companies in the industry (based on A.T. Kearney's value-Building Growth database of 25'000 companies)


W


W
Wilh. Wilhelmsen


W


W

Wilh. Wilhelmsen

Market presentation

1 August 2006

Consolidated WW group
Management report



W



USD mill
REVENUE
750
600
450
300
150
0
Q1
Q2
Q3
Q4



USD mill
EBIT
80
60
40
20
0
Q1
Q2
Q3
Q4
2005
2006

KEY FIGURES USD mill	2006 Q2	2005 Q2	2006 YTD	2005 YTD
REVENUES	664	516	1 285	996
EBITDA	120	108	230	198
EBIT	58	72	132	126
PROFIT	36	59	112	128
EPS	0,74	1,23	2,30	2,65

- Q2 EBIT strongly effected by write down of GAL/CAT investment (MUSD 25.3)
- Adjusted* EBIT increase of 3% vs Q2 2005
- Shipping: Strong volumes offset by increased space charter and bunker costs
- Logistics: Good performance except for CAT
- Maritime Services: According to expectations
- Strong portfolio management performance

*** Adjusted EBIT at separate slide**

*Adjusted EBIT
Management report



Adjusted* EBIT increase of MUSD 2.3 (3%) vs Q2 2005

	Total		Shipping		Logistics		Maritime services		Holding	
USD mill	Q2/06	Q2/05	Q2/06	Q2/05	Q2/06	Q2/05	Q2/06	Q2/05	Q2/06	Q2/05
EBIT before adjustments	58,1	72,5	68,6	60,1	(21,0)	9,4	12,0	3,0	(1,5)	(0,0)
Sales gains	-	-								
Change of voyage calculation	-	-								
Option costs (executives)	-	-								
Unitor EBIT (Q2 2005)	-	8,6						8,6		
GAL/CAT write down	25,3	-			25,3					
Adjusted EBIT	83,4	81,1	68,6	60,1	4,3	9,4	12,0	11,6	(1,5)	(0,0)

- MUSD 25.3 write down of GAL/CAT Investment to value of MUSD 0 in Q2 2006
- Sales gains of MUSD 8.2 in Q1 2006
- Unitor EBIT of MUSD 8.6 for Q2 2005 and MUSD 12.6 YTD 2005 adjusted for comparison
- Change in voyage calculation in EUKOR of MUSD 6.0 in Q1 2005

	Total		Shipping		Logistics		Maritime services		Holding	
USD mill	YTD/06	YTD/05	YTD/06	YTD/05	YTD/06	YTD/05	YTD/06	YTD/05	YTD/06	YTD/05
EBIT before adjustments	132,5	125,7	128,5	114,8	(18,5)	13,2	20,7	4,4	1,7	(6,7)
Sales gains	(8,2)	-	-	-	-	-	(1,2)	-	(7,0)	-
Change of voyage calculation	-	(6,0)	-	(6,0)	-	-	-	-	-	-
Option costs (executives)	-	2,3	-	-	-	-	-	1,3	-	1,0
Unitor EBIT (YTD 2005)	-	12,6	-	-	-	-	-	12,6	-	-
GAL/CAT write down	25,3	-	-	-	25,3	-	-	-	-	-
Adjusted EBIT	149,6	134,6	128,5	108,8	6,8	13,2	19,5	18,3	(5,3)	(5,7)

Adjusted* EBIT increase of MUSD 14.9 (11%) vs YTD 2005



Net financial items
Management report

USD mill	Quarter			YTD		
Financial items	2006	2005	change	2006	2005	change
Investment management	4,4	6,0	(1,6)	11,9	9,2	2,6
Interest income	4,7	2,5	2,2	8,9	4,6	4,3
Interest expenses	(19,6)	(16,1)	(3,4)	(40,6)	(30,6)	(10,0)
Other financial items	(1,2)	0,1	(1,3)	(1,0)	0,2	(1,2)
Agio/disagio	(33,3)	8,1	(41,5)	(50,1)	12,4	(62,5)
Financial instruments						
Valuation of bunker hedges	(12,8)	6,4	(19,2)	(20,3)	34,1	(54,4)
Interest rate instruments	15,7	(5,8)	21,5	26,0	1,2	24,8
Currency instruments	6,8	(2,6)	9,4	11,2	(4,1)	15,3
Cross currency interest instr.	28,6	(6,7)	35,3	48,4	(15,2)	63,6
Net financials	(6,7)	(8,1)	1,3	(5,6)	11,8	(17,4)

- Strong investment management performance
- Increasing interest rates lead to higher interest income and expenses – also driving valuations of interest rate instruments
- Increased interest bearing debt of MUSD 360 from 30.06.2005 due to Unitor investment and new building program
- Net FX gain/(loss) from valuation of non USD net liabilities offset by gain/(loss) on currency and cross currency interest rate instruments
- Significant change in valuation of unrealised bunker hedge contracts vs 2005 - as forecasted
  - ***Cash received on bunker hedge contracts reduced voyage expenses by MUSD 12.5 in Q2 (MUSD 9.5) and MUSD 24.7 YTD (MUSD 14,3)***





Consolidated balance sheet


W

USD mill	30.06.2006		30.06.2005		31.12.2005	
Assets						
Fixed assets	1 827	74 %	1 327	73 %	1 644	73 %
Current assets (excl liquid funds)	317	13 %	103	6 %	270	12 %
Liquid funds	320	13 %	399	22 %	349	15 %
Total assets	**2 464**	100 %	**1 830**	100 %	**2 263**	100 %
Equity and liabilities						
Equity	948	38 %	820	45 %	834	37 %
Long-term interest-bearing debt	971	39 %	606	33 %	758	33 %
Other long-term liabilities	160	6 %	100	5 %	163	7 %
Short-term liabilities	386	16 %	304	17 %	508	22 %
Total equity and liabilities	**2 464**	100 %	**1 830**	100 %	**2 263**	100 %
Capital employed	**2 070**		**1 582**		**1 832**	

Earnings per share





USD
2,0
1,5
1,0
0,5
0,0
Q1
Q2
Q3
Q4
2005
2006

- Earnings per share USD 0.74 Q2 / USD 2.30 YTD 2006 vs USD 1.23 Q2 / USD 2.65 YTD 2005
- Write down of CAT investment equal to -0,53 USD per share in Q2 2006 (*Adjusted EPS for Q2 2006 = USD 1.27)
- Unrealized gain financial instruments 0,65 USD Q2 / 0,95 YTD 2006 vs USD -0,23 USD Q2 / 0,21 USD YTD 2005
- Taxes per share USD -0.31 Q2 / USD -0,30 YTD 2006 vs USD -0.11 Q2 / USD -0.19 YTD 2005



Dividend per share





NOK/Share
9,00
8,00
7,00
6,00
5,00
4,00
3,00
2,00
1,00
-
1998
1999
2000
2001
2002
2003
2004
2005
2006
Dividend 1
Dividend 2

- Increasing dividend payments according to policy
- Related to Net income adjusted for Financial instruments valuations
- Result includes financial instruments with no cash effect



Shipping
Management report



W



USD mill
REVENUE
500
400
300
200
100
0
Q1
Q2
Q3
Q4
2005
2006

KEY FIGURES USD mill	2006 Q2	2005 Q2	2006 YTD	2005 YTD
REVENUE	384	329	729	649
EBITDA	97	90	185	174
EBIT	69	60	128	115
PROFIT	58	46	110	121
EBITDA margin	25 %	27 %	25 %	27 %

WWL
- Continued strong volumes and high fleet utilisation provide solid revenue growth
- EBIT performance for the quarter and YTD below 2005 performance due to increased space charter and bunker costs
- Strongest trades during the quarter: Asia-North America and Asia-Europe
- Continued strong volumes from high profit H&H and NCC cargo

EUKOR
- Volume increase of 7% for the quarter and 10% YTD compared to 2005
- Adjusted* EBIT increase of MUSD 3.2 in Q2 (WW share) and MUSD -0.1 YTD vs 2005
- Change in valuation bunker hedge MUSD -13.2 in Q2 and MUSD -38.0 YTD vs 2005.

ARC
- Well above YTD and Q2 2005 EBIT due to strong volumes and high fleet utilisation
- ***Adjusted EBIT of 2005 by MUSD 6.0 (separate slide)**

Shipping
Management report





USD mill
EBIT
80
60
40
20
0
Q1
Q2
Q3
Q4
2005
2006

KEY FIGURES USD mill	2006 Q2	2005 Q2	2006 YTD	2005 YTD
REVENUE	384	329	729	649
EBITDA	97	90	185	174
EBIT	69	60	128	115
PROFIT	58	46	110	121
EBITDA margin	25 %	27 %	25 %	27 %

- EBIT increase of 14% for the quarter and 12% YTD vs 2005
(*Adjusted EBIT increase of 14% for the quarter and 18% YTD vs 2005)
- EBITDA margin drops slightly due to increased space charter and bunker costs
- Cash settled potion bunker hedge of MUSD 12.5 Q2 / MUSD 24.7 YTD 2006 vs MUSD 9.5 Q2 / MUSD 14.3 YTD 2005 partly reducing the effect of increasing bunker costs
- 2 New car carriers delivered to WWL and EUKOR during Q2 → 4 more to be delivered in 2006
- WW signed 2 MHI vessels during the quarter → 42 new vessels to be delivered 2H 2006 - 2009

- ***Adjusted EBIT of 2005 by MUSD 6.0 (separate slide)**

Logistics
Management report




USD mill
EBIT
15
10
5
0
-5
-10
-15
-20
-25
Q1
Q2
Q3
Q4
2005
2006

KEY FIGURES USD mill	2006 Q2	2005 Q2	2006 YTD	2005 YTD
REVENUE	134	143	258	265
EBITDA	8	13	13	20
EBIT	(21)	9	(18)	13
PROFIT	(23)	6	(22)	6
EBITDA margin	6 %	9 %	5 %	8 %


USD mill
REVENUE
200
160
120
80
40
0
Q1
Q2
Q3
Q4
2005
2006

- Revenue decrease of MUSD 9.2 in Q2 (MUSD 7.8 YTD) vs 2005 mainly due to lower Renault volumes in CAT
- EBIT charged with MUSD 25.3 write down of GAL/CAT investment at WW level in Q2 2006
- CAT EBIT performance (excluding write down) was reduced by MUSD 1.3 in Q2 (MUSD 3.0 YTD) compared to 2005
- EBIT and EBT from US operations (AAL/ALN) and WWL logistic operations YTD and quarter were in line with expectations and at 2005 levels
  - Glovis increase (WW share) of MUSD 0.4 for the quarter and YTD vs 2005

Maritime services
Management report





EBIT
USD mill
15
10
5
0
-5
-10
-15
-20
Q1
Q2
Q3
Q4
2005
2006

KEY FIGURES USD mill	2006 Q2	2005 Q2	2006 YTD	2005 YTD
REVENUE	148	40	289	76
EBITDA	16	5	28	8
EBIT	12	3	21	4
PROFIT	6	3	13	4

REVENUE

USD mill

200
160
120
80
40
0

Q1 Q2 Q3 Q4

2005 2006

- Strong underlying revenue growth continues through Q2
- Unitor consolidated from July 15 2005
- WMS Q2 and YTD performance according to expectations
- Sales gain of MUSD 1.3 YTD 2006 vs MUSD 0.2 YTD 2005



Other holding
Management report





EBIT
USD mill
4
2
0
-2
-4
-6
-8
Q1
Q2
Q3
Q4
2005
2006

KEY FIGURES USD mill	2006 Q2	2005 Q2	2006 YTD	2005 YTD
EBITDA	(1)	1	4	(4)
EBIT	(1)	(0)	2	(7)
NET FINANCIALS	13	6	26	5
PROFIT	(4)	5	12	(3)

- Dockwise solid increase in net profit: MUSD 3.9 Q2 / MUSD 6.7 YTD 2006 vs MUSD 3.5 Q2 / MUSD 4.5 YTD 2005
- Wilhelmsen Offshore and Chartering (WOC) including Sea Launch - according to plan
- EOT JV with Switzer Wijsmuller effective of 1 February 2006 produced an asset gain of MUSD 7.0 at WW hand in Q1 2006
- Portfolio investment management: MUSD 4.6 Q2 / MUSD 12.0 YTD 2006 vs MUSD 6.0 Q2 / MUSD 9.1 YTD 2005
- Interest expenses increased by MUSD 0.7 in Q2 (MUSD 1.9 YTD) vs 2005

Profit and loss
Management report versus Official statement



USD mill.	Official Statement		Mgmt. Report		Official Statement		Mgmt. Report	
	Q2 2006	Q2 2005	Q2 2006	Q2 2005	YTD 2006	YTD 2005	YTD 2006	YTD 2005
Freight revenue	64	66	382	330	119	120	732	653
Other operating revenue	148	41	275	178	286	78	533	331
Share of profits from associates and joint ventures	(1)	27	7	8	36	77	12	11
Gain on sale of assets	0	0	0	0	1	0	8	0
Total operating income	**211**	**133**	**664**	**516**	**443**	**275**	**1 285**	**996**
Voyage expenses	-	(2)	(187)	(153)	(0)	(2)	(353)	(300)
Vessel expenses	(8)	(11)	(20)	(14)	(17)	(18)	(40)	(26)
Charter expenses	(1)	(0)	(36)	(39)	(1)	(2)	(73)	(75)
Material cost	(66)	-	(66)	-	(123)	-	(123)	-
Wages and remunerations	(58)	(33)	(89)	(60)	(113)	(67)	(174)	(122)
Other expenses	(26)	(13)	(146)	(143)	(54)	(30)	(292)	(276)
Depreciation and amortisation	(13)	(13)	(37)	(36)	(25)	(26)	(73)	(72)
Impairment charges	(0)	(0)	(25)	(0)	(0)	(0)	(25)	(0)
Total operating expenses	**(171)**	**(72)**	**(606)**	**(443)**	**(333)**	**(145)**	**(1 153)**	**(870)**
Net operating profit	**40**	**61**	**58**	**72**	**110**	**130**	**132**	**126**
Financial income	(21)	18	(24)	17	(18)	31	(28)	26
Financial expenses	(11)	(7)	(21)	(16)	(23)	(13)	(43)	(31)
Financial instruments	43	(10)	38	(9)	66	(16)	65	16
Net financials	**11**	**1**	**(7)**	**(8)**	**25**	**2**	**(6)**	**12**
Profit / (loss) before tax	**51**	**62**	**51**	**64**	**135**	**132**	**127**	**138**
Tax	(15)	(3)	(15)	(5)	(23)	(4)	(15)	(9)
Profit / (loss) before minority interests	**36**	**59**	**36**	**59**	**112**	**128**	**112**	**128**
Of which minority interests	1	0	1	0	2	1	2	1




W


W

Wilh. Wilhelmsen

Market presentation

1 August 2006